February 9, 2009

Via FedEx and Edgar
Mr. Larry Spirgel
Assistant Director
Mail Stop 0407
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

RE:	MDC Partners, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 10, 2008

Form 10-Q Fiscal Quarter Ended September 30, 2008
File No. 1-13718

Dear Mr. Spirgel:

Set forth below are the responses of MDC Partners Inc. (the “Company”) to the comments of the Staff of the Division of Corporation Finance, which were set forth in your letter dated January 30, 2009 (the “January 30th Letter”) regarding the Company’s above-referenced filings.  The responses to the Staff’s comments are provided in the order in which the comments were set out in the January 30th Letter and are numbered correspondingly.

The Staff’s comments, indicated by bold, are followed by responses on behalf of the Company.  Page references below are to the applicable Exchange Act filing, as the case may be.

Form 10-K for Fiscal Year Ended December 31, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

1.
We note from your response to prior comment 2 that you are in the process of completing your annual goodwill impairment test as of October 1, 2008.  However, it appears to us that there may be other significant events and circumstances, such as declining stock prices and worsening economic conditions, that would have triggered the requirement for you to test goodwill impairment at a later date within the fourth quarter.  Tell us what consideration you have given to performing a goodwill impairment test as of a subsequent date.

Mr. David Doft
MDC Partners, Inc.
February 9, 2009

The Company is still in the process of finalizing its testing for goodwill impairment. The Company has taken into account the current events and circumstances, in particular the worsening economic conditions, in its evaluation.  Specifically, the Company has used revised current forecasts for its reporting units, applied market multiples published in January 2009, and utilized discount rates as of December 31, 2008.  As part of the Company’s testing process, we reconcile the aggregate fair value of the reporting units used to test the carrying value of the Company’s investments to the market capitalization of the Company.  In the “Management’s Discussion and Analysis of Financial Condition and Results of Operation” of its next Annual Report on Form 10-K, the Company will include a discussion of the goodwill assessment process, as well as the nature of the reconciliation of the aggregate fair value of the reporting units to the market capitalization as of the test date and as of year end.

Note 2.  Significant Accounting Policies, page 47

Put Options, page 53

2.
We note your response to prior comment 3.   Since your accounting policy as disclosed at page 53 of your financial statements utilized a comparison between the estimated exercise price and the estimated fair value of the minority interest shares, it appears that you do not consider the shares to be redeemable at fair value.  If the redemption prices of the minority interests do not equal or reasonably approximate fair value, we believe that you were required to apply the measurement principles of paragraphs 13-17 of EITF Topic D-98 for all periods presented. Please revise accordingly or advise.

The Company has entered into the Put arrangements based on its belief that the redemption price of the Put would approximate fair value.  Put arrangements were entered into as of an original transaction date in order to provide existing management an additional liquidity event in the future. At the inception of the arrangement, the Put formula was agreed to on the same basis as the formula used to calculate the initial purchase price of the business. Businesses in the Company’s industry are purchased based principally on this formula; industry surveys published on the prospects for industry mergers and acquisitions discuss valuation multiples based on this formula. The formula is based on a multiple of earnings before interest, taxes, depreciation and amortization (“EBITDA”), taking into account potential adjustments to the multiple for growth and profit margin expansion. As stated in the Company’s Annual Report on Form 10-K, the Company’s strategy is to acquire market-leading businesses.  Accordingly, the Company in its evaluation of a potential acquisition target uses this formula as the basis for any proposed purchase price.

To date, the estimated exercise price and the estimated fair value have always approximated the same amounts. The reason is that the calculation of the exercise price is base on a multiple of EBITDA which is similar to the calculation of the estimated fair value. As stated above, the industry surveys and analysis support the estimated fair value of the Company’s businesses using a multiple of EBITDA. The accounting policy disclosed on page 53 of Form 10-K is intended to provide guidance to the reader that if the estimated exercise price did in fact exceed the estimated fair value, a charge affecting the income statement may be taken. To date no such charges have been recorded by the Company.

Mr. David Doft
MDC Partners, Inc.
February 9, 2009

The Company believes that D-98 is applicable as to the disclosure requirements in paragraph 41 and further believes that it has complied with those requirements.

*    *    *    *

Please direct any questions concerning the above responses to the undersigned (telephone: (646) 429-1818; fax: (212) 937-4365), with a copy to Ethan Klingsberg (Cleary Gottlieb Steen & Hamilton LLP; fax: (212) 225-3999).

Very truly yours,

/s/ David Doft
David Doft
Chief Financial Officer

cc:	Melissa Hauber

Robert S. Littlepage, Jr.
     Securities and Exchange Commission

Miles S. Nadal, Chairman and Chief Executive Officer
Mitchell Gendel, General Counsel & Corporate Secretary
Michael Sabatino, Chief Accounting Officer

Members of the Audit Committee of Board of Directors of MDC Partners Inc.

Joseph Klausner, BDO Seidman LLP

Ethan Klingsberg, Esq., Cleary Gottlieb Steen & Hamilton LLP